Exhibit 12.3

Questar Pipeline Company
Ratio of Earnings to Fixed Charges

	3 Months Ended March 31,
	2014	2013
	(dollars in millions)
Earnings
Pretax income from continuing operations before adjustment for income or loss from equity investee	$23.9	$24.0
Add (deduct):
Fixed charges	6.9	6.9
Distributed income from equity investee	1.3	1.3
Capitalized interest	(0.1)	(0.1)
Total Earnings	$32.0	$32.1

Fixed Charges
Interest expense	$6.5	$6.5
Capitalized interest	0.1	0.1
Estimate of interest within rental expense	0.3	0.3
Total Fixed Charges	$6.9	$6.9

Ratio of Earnings to Fixed Charges	4.6	4.7

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, earnings and distributions of equity investee. Income before income taxes includes Questar Pipeline's share of pretax earnings of equity investee. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.